NEWS RELEASE

TELUS Announces HTC Touch Dual Featuring Zi Corporation’s Qix for Windows Mobile

Qix Introduced on HTC Touch Dual Model

CALGARY, AB, September 25, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the “Company” or “Zi”), a leading innovator of mobile discovery & advertising solutions, and TELUS (TSX:T) (TSX:T.A) (NYSE:TU), a leading national telecommunications company in Canada, today announced the availability of the first of a series of Qix™-enabled mass-market phones to be shipped this year in North America by TELUS.

Branded TELUS Quick Find, Zi Corporation’s Qix is being introduced to North American consumers for the first time on the HTC Touch Dual. Qix for Windows Mobile 6.1 allows users to access the device’s content and features simply and intuitively, without having to remember where and how to locate them. A complement to the traditional menu system, Qix allows users to find contacts, applications, bookmarks, music and other device content by entering real words on their keypads or keyboards.

This Windows Mobile version of Qix includes a special indexing feature for media and content files like Word, Excel, PowerPoint, PDF, and ZIP files.  It also boasts intelligent learning, a time-saving feature for people on the go, which allows the most recent data or features to be presented first.

Milos Djokovic, President and CEO of Zi Corporation, said “This is a significant milestone for Zi and Qix.  Both TELUS and HTC are respected brands in the mobile telephony space and this first device could open the door to mass-market deployment of Qix.”

Stephen Ospalak, TELUS vice-president of Mobile and Future Friendly Home Devices, said “TELUS is proud to bring Zi Corporation’s solution to its clients. We are confident that Qix will enable us to continue to enhance our end users’ experience and bolster the loyalty of our ever-expanding customer base.”

About TELUS

TELUS (TSX:T) (TSX:T.A) (NYSE:TU) is a leading national telecommunications company in Canada, with $9.4 billion of annual revenue and 11.4 million customer connections including 5.8 million wireless subscribers, 4.3 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. In support of our philosophy to give where we live, TELUS, our team members and alumni have contributed $113 million to charitable and not-for-profit organizations and volunteered more than 2.1 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising.  Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation, such as future deployments of Qix-embedded handsets and other opportunities related to Qix, that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: future deployments of Qix-embedded handsets on the TELUS network; future mass-market deployments of Qix; the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi and/or its subsidiaries.  All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Cameron Associates Inc.	BCS PR	Zi Corporation
Al Palombo	Brian Dolby	Milos Djokovic, CEO
+1 212 554 5488	+44 (0) 115 948 6901	+1 403 233 8875
al@cameronassoc.com	brian@bcspr.co.uk	milos@zicorp.com

For TELUS:

AJ Gratton
TELUS Media Relations
+ 1 416 279 8522
 aj.gratton@telus.com